Exhibit 99.2

(CNPJ nº  42.157.511/0001-61)

EXTRACT OF THE MINUTES OF BOARD OF DIRECTORS MEETING

Date, place and time:

March 17, 2005, at 10am, excepcionally held in the offices of the shareholder Arainvest Participações S.A., at Av. Paulista, nr 2.100, in the City of São Paulo - SP.

Quorum:

Regularly invited, the following Board members attended de meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Bernardo Parnes, Raul Calfat, Leon Chant Dakessian, Nelson Koichi Shimada and Sandra Meira Starling. José Luiz Braga, General Counsel, acted as Secretary.

Deliberations Summary:

1.                                       Considering the resignation of the Board member Mr. Leon Chant Dakessian, pursuant to Section 150, caput, of Law nr. 6.404/76 and Section 18 of the Company’s By-laws, the Board decided to designate Mr. ÁLVARO LUÍS VELOSO, Brazilian, married, economist, bearer of the Identity Card nr. M 2.583.646 SSP/MG and CPF/MF nr. 456.981.636-34, domiciled in the City of São Paulo -SP, at Rua Amauri nr. 255 - 16th Floor to be his sucessor. Mr. Gilberto Lara Nogueira, Brazilian, married, engineer, bearer of the Identity Card nr. 3.862.728-SP/SP and CPF/MF nr. 386.364.768-87, domiciled in the City of São Paulo - SP, at Rua Amauri nr. 255 - 13th Floor was confirmed as his alternate. Pursuant to the terms of the resignation, it shall be effective as of April 1st, 2005. On such date the designated sucessor shall take office by signing the relevant documents. It was also stated that the sucessor shall perform his duties until the next General Shareholders’ Meeting of the Company, and shall be entitled to the remuneration attributed so far to the Board member that resignated.

Closing:

The resolutions were taken by unanimous approval from the attending Board members. Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present. Rio de Janeiro, March 17, 2005.  (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Bernardo Parnes, Raul Calfat, Leon Chant Dakessian, Nelson Koichi Shimada and Sandra Meira Starling.

This copy conforms with the original.

Extracted from the proper corporate book.

José Luiz Braga

Secretary